UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                           SEC File Number: 001-16107
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           (Check one) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form
                               10-Q [ ]Form N-SAR

                       For Period Ended: December 31, 2003

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________

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Read Instruction (on back page) Before Preparing Form, Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant: Mirant Corporation
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Former Name if Applicable: Southern Energy Inc.

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Address of Principal Executive Office (Street and Number, City)
1155 Perimeter Center West, Atlanta, Georgia 30338-5414

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be Filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of

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           transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
           and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         On July 14, 2003, the Company and substantially all of its wholly-owned subsidiaries in the United States filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas, Fort Worth Division. As a result of time and resources required to support bankruptcy-related activities, additional monthly financial reporting requirements under the Bankruptcy Code, timing of its year-end long-lived asset impairment testing, and high employee turnover in the organization, the Company has been unable to complete its annual financial reporting process by the required due date. However, the Company continues to diligently work toward completion of its annual financial reporting process and intends to file its annual report on Form 10-K for the year ended December 31, 2003 as soon as practicably possible after completion of that process for 2003.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Dan Streek                          678         579-5000
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      (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [x]

1. Form 10-K for the year ended December 31, 2002 (the Form 10-K did not include the interim financial information required by Item 302 of Regulation S-K).
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes []No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On July 14, 2003, the Company and substantially all of its wholly-owned subsidiaries in the United States filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas, Fort Worth Division. As such, the Company anticipates that significant changes from the corresponding period for the prior fiscal year could be reflected in the form of lower profitability and decreased cash flow. As of the date of this Form 12b-25, the Company has not completed its financial reporting process for 2003. Therefore, the Company is not in a position to quantify any potential differences between the comparable periods. The Company does expect, however, to record a significant impairment of long-lived assets related to certain of its North America generation facilities. The amount of this impairment has not yet been finalized.



                               Mirant Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 16, 2004                       By /s/ Dan Streek
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                                               Dan Streek, Vice President and
                                               Controller
                                               (Principal Accounting Officer)